Date : December 5, 2011

Via EDGAR

United States Securities and Exchange Commission

100F Street, N.E.

Washington D.C., 20549-7010

Att: Sonia Bednarowski or John Sticke,, Staff Attorneys

Division of Corporation finance

Re: Global Seed Inc.,

Amended Registration Statement on Form S-1

Filed October 4, 2011

File No.333-177157

Dear Ms. Bednarowski or Mr. Stickel:

In response to your lettered dated October 31, 2011, concerning the Registration Statement on Form S-1 filed on October 4, 2011, we have provided the response below and an extra copy with yellow highlighted for your review.

1. Our response: Global Seed Corporation is not a shell company pursuant to Rule 405 of the Securities Act. Our assets consist not only cash & cash equivalents but account receivables, stock subscription receivables and our liabilities include notes payables, accrued payables. We have no intention to merge with another company, to be acquired by another company, or to act as a Blank Check Company and we have a specific business plan for our expansion. Advertisers already deposited $3,300 advertising fees with us. Our first journal will be published on or before March 31, 2012.

2. Our response: We have revised our registration statement to clarify the anticipatory nature of our proposed operations. We are planning to publish our first journal on or before March 31, 2012.

3. Our response: We have reconciled our disclosure regarding our name on the registration statement cover page and on page five.

4. Our response: We have revised to include the specific provision under Rule 457 for purposes of calculating the registration fee.

5. Our response: As you suggested, we have moved our prospectus subject to completion legend from page four to our prospectus cover page.

6. Our response: As of September 30, 2011, we have not generated any revenue and our assets consist of $48,360 and our net loss for the most recent audited period and interim period were $(2,865) and $(4,005) respectively. Our present capital will be able to maintain our planned operations for 12 months. We expect to raise additional capital through, among other things, the sale of equity or debt securities, private placement offerings, and advanced funds from our officer and director. We have received $,3,300 for advertiser's deposits and our first journal will be published on or before March 31, 2012.

7. Our response: We have removed the word, " main", Global Seed Journal is the only product we offer on pages 5 and 15.

8. Our response: We have removed words " best known" and " premier" on pages 4 and 15.

9. Our response: We have revised our disclosures that we intend to publish and distribute our monthly journal in Houston, Texas. Page 5.

10. Our response: We have expanded our disclosures to discuss the specific start up development activities on pages 5 and 15.

11. Our response: We have clarified our disclosure that there is no guarantee that we will be able to earn revenue from advertisers. Further, we have disclosed that we do not intend to charge a subscription fees for our journal and that any revenues that we earn will be from selling advertising space in our journal. Pages 5 and 15.

12. Our response: We have disclosed that there is no guarantee that our common stock will ever be quoted on the OTC Bulletin Board. Page 6.

13. Our response: In regard to the $40,000 subscription receivable asset as of June 30, 2011 from the June 28, 2011 sale of our common stock, we have revised the summary financial information, financial statements and other disclosures in Item 7 ( Selling Security Holders, page 11) and Note 7 (Capital Stock, page F-11).

14. Our response: We have revised the total assets of $49,500. We also included line items for total expenses, net loss per share and the weighted average number of common shares.

15. Our response: we have removed the word, " in addition", page 7.

16. Our response: We have added a new risk factor 6 that our sole executive officer occupies all corporate positions, it may not be possible to have adequate internal controls ..." Page 8.

17.Our response: We have added a risk factor 5 that discusses the risk of dilution to our current shareholders should we issue our authorized shares. Page 8.

18. Our response: We have revised here, page 7, and throughout our filing to put parentheses around our losses.

19. Our response: We have removed the names of our competitors. Page 8.

20. Our response: We have revised the risk factor to provide additional disclosure of our future relationships with our authors, illustrators and publishers. Page 8.

21. Our response: We have revised this risk factor and removed this statement, " additionally, our potential customers in the Houston Asian communities will spend less in advertising dollars. " Page 8.

22. Our response: We have revised this risk factor to clarify our reporting obligations under Section 15(d) and removed the following statements, " until your common stock is registered, you will not be subject to the reporting obligation" " not be fully reporting company." Page 10.

23. Our response: We have revised the numbers. Page.11

24. Our response: We have revised our disclosures for shares held by family members. Page.11.

25. Our response: We have reconciled the date as July 13, 2010. Pages 5 and 11.

26. Our response: We have revised our statements regarding the needs of and trends in our specific target audience as beliefs and provide the basis of such beliefs. Page 15.

27. Our response: We have clarified that there is no guarantee that advertisers in the industries discussed in this section will choose to purchase advertisements in our journal. Page 15.

28. Our response: We have removed this statement, "is in a unique position to serve these potential advertisers in the real estate industry. Page 15.

29. Our response: We have revised that there is no guarantee that supermarkets will agree to carry our journal. We have removed the word, "easily". Page 15.

30. Our response: We have removed this statement, " readers will have access to real estate tools and resources such as real estate buying tips, real estate agents and home insurance." Page 15.

31. Our response: We have removed our disclosure describing the types of advertisements we anticipate receiving in our dating services section. Page 15.

32. Our response: We have revised this section to include " all travel agents are welcomed to advertise in our journal." Page 15.

33. Our response: We have removed this statement, " Asian-Americans have strong ties to Asia and China. We also removed this statement, " Asian-Americans frequently travel to Asia to visit their relatives." Page 15.

34. Our response: We have clarified and add these statements, " We will not restricted our advertisers that do not offer discount coupons." Our advertisers will offer travel coupons, discounted tours and airline tickets directly to our readers " Page 15.

35. Our response: We have revised our paragraph regarding travel agencies to state as a belief.

Page 15.

36. Our response: We have removed this statement, " they often required special promotions to attract a limited pool of customers." Page 15.

37. Our response: We have removed this statement, " that support our local businesses." In addition, we revise to state that it is our belief that the advertisements will draw readers to the journal. Page 15.

38. Our response: We have revised the information in this section. Page 16.

39. Our response: We have removed this statement," Chinese- American population makes up 22.4% of the Asian American population.". Page 16.

40. Our response: We have removed these statement, " Chinese household income is 30% higher than the national average." We have included a statement about the Chinese American population in Houston, Texas. Page 16.

41. Our response: We have revised the third sentences in the second paragraph to state as a belief. In addition, we have removed these words, " most desirable" and " unique" on page 16.

42. Our response: We have removed this statement, " these factors make this population one of the most desirable target populations for buying real estate, finding a job, locating travel tour or packaging, and introducing new products to the consumer." Page 16.

43. Our response: We have revised the last sentence to clarify that there is no guarantee that we will be able to start our journal in Houston or to expand to New York and California with five years. Page 16.

44. Our response: We have revised in the third paragraph to state as a belief. In addition, we have removed the word " underserved."

45. Our response: We have removed this statement, " the differences in culture and language barriers may make it more difficult to Chinese Americans to get reliable information about real estate and other services." In addition, we have removed other statements that is not irrelevant to our advertising services. Page 16.

46. Our response: We have removed the following statement, " [o] ur journal is here to educate and service them in a friendly and efficient manner published in their native language." Page 16.

47. Our response: We have revised the first sentence in the fourth and fifth paragraphs in this section on page 16 to state as beliefs. We have also removed this statement, " our purpose is to influence the customer through creative and traditional direct response advertising." and we have removed these words, " direct publication", " creative and traditional direct response advertising" "solution". " best way". Page 16.

48. Our response: We have reconcile our disclosure regarding our marketing budget on page 16 with our disclosure Our marketing budget is $1,500 rather than $7,800. Pages16 and 21.

49. Our response: We have removed the following statement, " the zones available to advertise in" in the fifth paragraph in this section. Page 16.

50. Our response: We have removed this statement " the impact the journal demographic could have on the success of our customers' return on investment." Page 16.

51. Our response: We have remove this statement, "right advertising solution". We also revised the third and fourth sentences to state as beliefs and removed the fifth and sixth sentences in the first paragraph of this section. In addition, we have briefly discuss how we intend to train our sales representatives. Page 16.

52. Our response: We have revised briefly to describe the variety of ways we offer our potential advertisers to connect with their consumer basis. In addition, we have removed the second sentence in the second to last paragraph on page 16.

53. Our response: " The City of Houston will be divided into four selling/distribution zones but the journal's contents and the pricing for advertising space are the same for the advertisers." Page 16.

54. Our response: We have revised the last two sentences of the final paragraph in this section to state as belief. Page 16.

55. Our response: We have removed these words, " lifestyle journal" " special writing". In addition, we revised the statement, " We journal will feature local Chinese American news, photography, illustration, design, and production.". Page 17.

56. Our response: We have revised the third sentence in the first paragraph on page 17. In addition, we have revised the fifth sentence to state as belief and removed other statements entirely. Page 17.

57. Our response: We have revised this section and removed these words, " distribution center."

" predetermined sites" in this section. Page 17.

58. Our response: We have made appropriate revisions for the Financial Plan. As of September 30, 2011, we have $49,500 in cash for general and administrative expenses. Please be informed that $40,000 stock subscription receivable at June 30, 2011 has been subsequently collected in cash. Page 17.

59. Our response: We have removed this statement, " will become fully operational upon the effectiveness of the registration with the Securities and Exchange Commission." Page 17.

60. Our response: We have revised the statement for clarity. " Our projected sales of advertising services will begin after the date of effectiveness of this registration." In addition, we have removed these words "good" and "adequate". Page 17.

61. Our response: We have revised the statement in this section to add clarity of our business plan and budget. Our projected date to publish our first journal is March 31, 2012. Page 17.

62. Our response: The projected expenses that will be incurred during the 12 months period will be $50,000. We expect to raise additional capital through, among other things, the sale of equity or debt securities, private placement offerings, and advanced funds from our officer and director. Page 17.

63. Our response: We have adopted a uniform advertising rates throughout the City of Houston. Page 17.

64. Our response: Our rate for advertisers include our design services. Page 17.

65. Our response: If we are able to sell 8 pages of advertising space for a total of $4,800 monthly revenue; it would allow the journal to begin earning profits. Page 17.

66. Our response: We have revised this section. In addition, we have removed the word, "large". Page 18.

67. Our response: We have removed the third sentence in the first paragraph on page 18.

68. Our response: "10 less" was a typographic error and we have made the necessary corrections. In addition, we have revised this section to discuss the risks and uncertainties associated with attempting to gain market shares by charging a fixed amount less than our competitors. page 18.

69. Our response: We have revised the last sentence in this section to state as a belief. Page 18.

70. Our response: We have revised this section. Page 18.

71. Our response: We have revised the first sentence to state as a belief. In addition, we have removed the second sentence and we have modified the first sentence include "several competitors." Page 18.

72. Our response: We have revised this section, "we have not register our company's logo with the U.S. Patent Office. Management believes that the protection of our intellectual property rights is a key component of our operating strategy." Page 18.

73. Our response: We have reconciled our disclosure on page 19 and page 21 regarding hiring of part-time sales representatives and commission sales representatives. The commission payable to our sales representatives is estimated at $21,000. The hiring and training for sales representatives is being shorten to 1-2 months rather than 5-6 months. Page 18.

74. Our response: We believe it is effective to pay our sales representative on a commission basis. Our current commission for advertising sale is 15% of the gross sale. Page 18.

75. Our response: We do not own any real property in the United States and abroad. Page 19.

76. Our response: We have revised this section to provide investors with a detailed description of our business plans. We have removed these words, " public awareness campaigns", "sign up 30-35 advertising accounts." Page 21.

77. Our response: We have revised this section that there is no guarantee that we will sign up 30 to 35 advertising accounts. Page 21.

78. Our response: We have revised this section to disclose that as of June 30, 2011 and through September 30, 2011, we have not generated any revenues to date, nor we have produced, published or distributed an initial issue of the Global Seed Journal. We have received $3,300 from advertisers and we plan to publish our first journal on or before March 30, 2012. Page 21.

79. Our response: We have revised the third sentence in the last paragraph on page 21 to state as a belief.

80. Our response: We have revised the date that the 2,500,000 shares were issued through June 30, 2011 rather than July 30, 2011. Similarly, on the Statement of Stockholders' Equity at Page F-4, we have revised the date as being June 30, 2011 rather than July 30, 2011.

81. Our response: We do not have any third-party banking or financing agreements in place to provide us with a source of liquidity. However, our shareholders agreed, verbally to provide us with a source of advanced or loans to fund our operations. Page 22.

82. Our response: We have reconciled the correct date that Mr. Su Zhi Da was first elected or appointed as our sole officer and director.

83. Our response: We have removed the assertion that under Mr. Su's successful leadership, the Military Forum has reversed losses into profits and has become a favorite journal among its readers. In addition, we remove the last sentence in the first paragraph of this section. Page 23.

84. Our response: We have removed the statement, " and is motivated by a strong entrepreneurial interest in developing our operations and potential revenue base to the best of his ability."

85.Our response: Mr. Su has verbally agreed to fund the company for an indefinite period of time. Mr. Su's commitment to personally fund the Company is not contractual and there is no guarantee that he will advance funds to us. Page.26

86. Our response: We have revised the term and replaced the term " small business issuer".

Page 26.

87. Our response: We have included the revised The Independent Registered Public Accounting Firm's audited report. F-1

88. Our response: We have revised the Statement of Cash flows, page F-5.

89. Our response: We have expanded our footnotes regarding revenue recognition. "The Company's financial statements are prepared under the accrual method of accounting. Revenues will be recognized in the period the publication is provided and costs are recorded in the period incurred rather than paid."

90. Our response: We have revised the Signatures section to provide the language and format required by Form S-1.

91. Our response: We have updated our financial statements set forth in Rule 8-08 of Regulation S-X.

92. Our response: We have attached a currently dated accountants' consent and kept the manually signed auditor's consents on file for five years.

if you have further questions, please contact our attorney, Send copies to:

Kristie L. Lewis

Attorney-At-Law

P.O. Box 31472

Houston, Texas 77231

Tel: (832)-598-7435 Fax: 832-553-1902

E-mail: Klewisattyatlaw@gmail.com

 Very Truly yours,

/s/ Su Zhi Da

Su Zhi Da, CEO/CFO